ARMSTRONG HOLDINGS, INC.
2500 COLUMBIA AVE., LANCASTER, PA 17603
P.O. BOX 3001, LANCASTER, PA 17604
717 397 0611
www.armstrong.com

December 17, 2007

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549-7010

RE:	Armstrong World Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 30, 2007

Forms 10-Q for the Fiscal Quarters Ended March 31, 2007,

June 30, 2007 and September 30, 2007

File No. 1-2116

Dear Mr. O’Brien:

We acknowledge receipt of your review comments letter dated November 20, 2007. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

1.	Please revise MD&A in future filings also include a discussion of the events and decisions giving rise to each of the restructuring plans. Please also provide the complete disclosures required by SAB Topic 5:P.4. For example, please disclose the extent to which the restructuring activities are expected to result in revenue declines and cost savings. For those restructuring activities that began during the fourth quarter of fiscal year 2004, please disclose whether the expected cost savings were actually realized and whether there have been material changes to the plans. Finally, please state the periods in which material cash outlays are expected to occur or did occur, the expected amounts and the expected source of funding, as applicable.

Armstrong Response

In future filings, we will include a discussion of the events and decisions giving rise to each of the restructuring plans. These restructuring plans were not expected to reduce revenues, but they were expected to result in costs savings. As we disclosed in our 2005 10-K, we expected total cost savings from our restructuring initiatives, once completely implemented, of approximately $58 million annually. We confirm that we have realized our projected cost savings. Actual cash outlays by period were included in our 2006 10-K in Note 15 to our financial statements, which we referenced in our MD&A discussion. Cash outlays in 2007 are expected to total approximately $2.5 million. The remaining balance in our reserve is expected to be paid out over the next 10 years, as

Mr. Terence O’Brien	- 2 -	December 17, 2007

substantially all of the balance relates to a noncancelable U.K. operating lease which extends through 2017.

Critical Accounting Estimates, page 26

Impairments of Long-Lived Tangible and Intangible Assets, page 28

2.	In future filings, please revise your disclosure to separately discuss the methodologies, assumptions and material estimates of long-lived tangible and definite-life intangible assets in accordance with SFAS 144 from indefinite-life intangible assets in accordance with SFAS 142. For your indefinite-life intangible assets, please also disclose how you determined such assets have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Armstrong Response

In future filings, we will revise our disclosure to separately discuss the methodologies, assumptions and material estimates of long-lived tangible and definite-life intangible assets. We will also separately discuss our approach to impairment of indefinite-lived intangibles.

As described in Note 12 on page 85, which we referenced on page 28, our indefinite-lived intangibles are entirely comprised of trademarks and brand names which, although require periodic registration, are renewable indefinitely and at little cost. They are integral to our corporate identity and product offerings and we expect that they will contribute indefinitely to our corporate cash flows. We agree to enhance our disclosure in future filings.

Sales-Related Accruals, page 28

3.	In future filings, please revise your disclosure to state whether your historical results have materially differed from your estimated accruals. In this regard, we note your disclosure that the “actual experience related to these accruals could differ significantly from the estimated amounts during the year.”

Armstrong Response

Historical results have not differed materially from our estimated accruals. We will specifically address this point in future filings.

Income Taxes, page 29

4.	Please revise your disclosure in future filings to quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

Armstrong Response

We will revise our future filings to quantify the amount of estimated taxable income needed to fully realize our deferred tax assets. We will state the approximate amount of domestic, foreign and state taxable income needed to fully realize our domestic, foreign and state deferred tax assets.

Results of Operations, page 31

5.

We note that you have presented combined financial information for fiscal year 2006. In future filings, please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. As you note on page 20, your post-emergence financial statements are not comparable to your pre-emergence financial statements due to material adjustments to the historical carrying amounts

Mr. Terence O’Brien	- 3 -	December 17, 2007

of your assets and liabilities. On page 32, you note that net sales were not impacted by your adoption of fresh start accounting; therefore, we do not object to combining net sales for fiscal year 2006. However, combined presentations below net sales can be misleading because they cannot meaningfully or accurately depict what the results would have been had fresh start accounting been adopted at the earlier date. Refer to footnote 2 to paragraph .40 of SOP 90-7 for additional guidance. In addition, we believe it is more appropriate to disclose and discuss the separate historical results of the predecessor and successor, addressing any material items, events, transactions, et cetera that occurred in each period.

Armstrong Response

We respectfully believe that our presented combined financial information for fiscal year 2006 provides useful information to the investor by helping to facilitate the year-to-year discussion. We agree that Article 11 of Regulation S-X does not contemplate requiring a registrant to provide pro forma information when it emerges from Chapter 11. The combined financial information is merely cumulative and does not give pro forma effect to the Predecessor’s results as if the consummation of the Plan and the related fresh-start reporting and other adjustments had occurred at the beginning of the period presented. We disclosed this on page 20.

We believe that this non-GAAP financial information does comply with Item 10(e) of Regulation S-K:

•

In accordance with (e)(1)(i)(A), we presented the related GAAP financial information with equal or greater prominence to the cumulative non-GAAP financial information by way of tables preceding the discussions. Further, we believe this tabular presentation satisfies the reconciliation requirements of (e)(1)(i)(B).

•	On page 20, we described the reason why we believed the presentation of non-GAAP financial measures provide useful information, per (e)(1)(i)(C).

•	The non-GAAP financial information is merely cumulative. We made no other adjustments to the information, per the requirements of (e)(1)(ii)(A) and (e)(1)(ii)(B).

•	The information presented on the face of our financial statements are prepared in accordance with GAAP, per (e)(1)(ii)(C).

•

As described above, because Article 11 of Regulation S-X does not require a pro forma presentation for registrants emerging from Chapter 11, and that our non-GAAP presentation does not give pro forma effect anyway, we believe that (e)(1)(ii)(D) is satisfied.

•

Per (e)(1)(ii)(E), in our tabular presentation, we identified the GAAP information as either Predecessor or Successor, and the non-GAAP information as Combined. We described this as a non-GAAP measure on page 20.

We agree that we could not accurately depict what the results below sales would have been had fresh start reporting been adopted at an earlier date. We did not attempt to do this. Instead, to provide the investor with the most help in understanding our performance during the two years, our discussion of results included another table identifying significant items that impacted our results, which included the impact of fresh start reporting on the Successor Company. The items in the table are GAAP-based, identify what line of the income statement they impact, and, where appropriate, reference further information in the Form 10-K, and are not “combined.”

We respectfully note that other registrants who have emerged from Chapter 11 have combined predecessor and successor information for MD&A discussion purposes. We believe this approach helps us discuss our results of operations and provides useful information to the investor, per the requirements of Item 303(A). For our 2007 Form 10-K, we will consider moving, or repeating the relevant portions of, the paragraph on page 20 (that discusses non-GAAP approach taken) closer to the Results of Operations discussion, so the investor can be reminded of our presentation approach.

Mr. Terence O’Brien	- 4 -	December 17, 2007

6.	We note that you attribute the changes in net sales for each period presented to changes in volume, pricing, product mix, and foreign exchange. We also note that you attribute changes in cost of goods sold to these items along with manufacturing performance in addition to other items. Please separately quantify the impact these changes have had on your results of operations. Please also provide a more detailed explanation for any changes in product mix. Refer to Item 303(A)(3) of Regulation S-K for guidance.

Armstrong Response

In future filings, we will reposition the quantification of the results of pricing actions from the Factors Affecting Revenues section to the Consolidated Results discussion in Results of Operations. Further, any reference to product mix will include a more detailed explanation. We note that the impact of foreign exchange is quantified in the footnotes of all of the tables within the Results of Operations section.

We believe that our analysis of the material impacts to operating results is in compliance with Item 303(A)(3). Our disclosure includes quantification of the impact of foreign exchange and price, as we are able to measure these with reasonable accuracy. The impact of volume and mix are more problematical to quantify as separate and distinct amounts. We therefore do not quantify them, but identify their directional impact on our results in the narrative discussion, in accordance with Item 303 (A)(3).

Financial Condition and Liquidity, page 38

7.	We note that you did not separately report the cash flows of the discontinued operations. If material, please separately quantify the discontinued operations’ cash flows for each cash flow category. Also, please describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources along with any significant past, present, or upcoming cash uses as a result of discontinuing the operations. Please refer to the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006 for additional guidance.

Armstrong Response

For the periods presented in our 2006 10-K, the cash flows for discontinued operations were not material for each cash flow category. Therefore, as stated in our 2006 10-K Note 7, we chose to combine the cash flows generated from discontinued operations with the cash flows from continuing operations within operating, investing and financing activities. The absence of these cash flows from discontinued operations will not materially affect our future liquidity and capital resources.

8.	We note that your $1.1 billion senior credit facility contains financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Also, you state that $259.8 million is available under your revolving credit facility. Please confirm to us that borrowing this full amount would not violate any of your existing debt covenants; otherwise, please revise your disclosure in future filings to state the amount available under your revolving credit facility that would not result in a violation of your financial covenants.

Armstrong Response

Our primary credit facility contains two financial covenants, minimum Interest Coverage and maximum Indebtedness to EBITDA (Earnings Before Interest Taxes and Depreciation). Management believes that the likelihood of default under these covenants is remote. We confirm that fully borrowing our revolving credit facility would not violate any existing covenants.

Mr. Terence O’Brien	- 5 -	December 17, 2007

Contractual Obligations, page 44

9.	In future filings, please revise your contractual obligations table to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. To the extent that you are in the position of paying cash rather than receiving cash under any interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Armstrong Response

In future filings, our contractual obligations table will be revised to present scheduled interest payments. We will also disclose the assumptions used in estimating interest payments on variable rate debt.

Contractual interest payment obligations are estimated as all related borrowing obligations are structured on a variable or floating rate basis. The projected interest obligations are based on the assumptions that current levels of debt remain outstanding during the projection period, net of scheduled repayments of principal, and that estimated annual interest expense is calculated by applying the effective annual interest rate that prevailed in the most recent quarter to all projected periods. We do not have any interest rate swaps outstanding.

Note 2. Summary of Significant Accounting Policies, page 66

General

10.	In future filings, please include your policy for recognizing research and development costs, as such amounts are material to operating income. Refer to SFAS 2 for guidance.

Armstrong Response

Our policy for recognizing research and development costs is to charge them to expense as incurred, in accordance with SFAS 2. We will include a discussion of this policy in future filings.

Note 3. Plan of Reorganization and Fresh-Start Reporting, page 70

11.	We note you refer to an independent appraisal firm regarding the determination of your reorganization value and the adjustments made to your assets and liabilities for estimated fair value. We remind you that if you continue to refer to experts, you must identify the experts and include their consent in any filings under the 1933 Securities Act. Refer to Section 436(b) of Regulation C.

Armstrong Response

If in any future 1933 Securities Act filing we find it necessary to refer to the work of an independent appraisal firm or any other expert, we will identify the expert and include their consent with that filing.

Note 15. Restructuring and Other Actions, page 86

12.

We note that you have implemented a number of restructuring activities that primarily relate to the closing of manufacturing plants but also to the reorganization of your sales force and management structure in your North America flooring organization. We further note that you announced on

Mr. Terence O’Brien	- 6 -	December 17, 2007

February 21, 2007 that you are reviewing strategic alternatives. As such, please ensure your disclosure in future filings fully complies with the requirements in paragraph 20 of SFAS 146. Specifically:

•	State the facts and circumstances that led to the exit / disposal activity per paragraph 20.a. of SFAS 146.

•

For each major type of cost, as listed in SFAS 146, by activity, disclose the total amount expected to be incurred, the amount incurred during each period presented, and the cumulative amount incurred to date per paragraph 20.b(1) of SFAS 146. In this regard, clarify what you mean by “non-cash restructuring charges” and “other related costs.”

•	Include a rollforward of the liability by each major type of cost for each activity per paragraph 20.b(2) of SFAS 146 instead of on a consolidated basis.

Armstrong Response

In future filings, we will ensure that our restructuring disclosure fully complies with the disclosure requirements of paragraph 20 of SFAS 146.

Note 16. Income Taxes, page 89

13.	On page 89, you state that the decrease in the valuation allowance by $78.4 million is primarily due to an increase in anticipated state taxable earnings available to absorb post-emergence state tax NOLs. Please revise your disclosure in future filings to provide a more detailed explanation as to why you believe there will be such an increase in state taxable earnings. Furthermore, on page 91, you state that of the $78.4 million reduction in the valuation allowance, $29.2 million relates to the increase in state taxable earnings. Please revise your disclosures in future filings to explain why the remainder of the decrease in valuation allowance occurred.

Armstrong Response

We will revise our future filings to provide a more detailed explanation as to why the total domestic, foreign and state valuation allowances increased or decreased. We will explain the entire increase or decrease in the domestic, foreign and state valuation allowances.

Note 32. Litigation and Related Matters, page 114

Environmental Matters, page 118

14.	You state in the last paragraph of this section on page 120, “. . .any sum we may have to pay in connection with environmental matters in excess of the amounts noted above. . ..may be material to earnings in such future period.” If there is a reasonable possibility that a loss exceeding amounts already recognized may be material, you should either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y for guidance. Please also provide such additional disclosure for your “other claims” on page 120.

Armstrong Response

At the time of our 2006 10-K filing, we did not believe that there was a reasonable possibility that a loss exceeding amounts already recognized for environmental or other claims would be material. We will clarify this disclosure in our future filings, based upon the facts and circumstances known at that time. If we believe there is a reasonable possibility that a loss exceeding amounts already recognized may be material, we will either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made, whichever is appropriate.

Mr. Terence O’Brien	- 7 -	December 17, 2007

Item 9A. Controls and Procedures, page 122

15.	We note your statement that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “were effective to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.” Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Armstrong Response

In future filings, we will include a statement affirming that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In addition, we confirm to you that this statement was true as of December 31, 2006.

Exhibit No. 99.1

Independent Auditor’s Report

16.	In future filings, please include an opinion from WAVE’s independent public accounting firm that discloses the city and state from which the audit report has been issued. Refer to Rule 2-02(a) of Regulation S-X for guidance.

Armstrong Response

In future filings, we will include the city and state from which the audit report has been issued in our opinion from WAVE’s independent public accounting firm.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 1. Business and Basis of Presentation, page 9

17.	In future filings, please revise your disclosure for your review of your strategic alternatives to provide investors with more insight as to what the strategic alternatives are that you are considering.

Armstrong Response

In future filings, we will revise our disclosure concerning our review of strategic alternatives to provide more insight as to the alternatives being considered based on the then-current circumstances.

Mr. Terence O’Brien	- 8 -	December 17, 2007

Financial Condition and Liquidity, page 40

18.	We note that accounts and notes receivable, net is 28% of total current assets and 9% of total assets. In addition, accounts and notes receivable, net increased 13% from December 31, 2006, which appears to be disproportionate to your net sales trends. As such, please include an analysis of days sales outstanding for each period presented and a discussion and analysis of any material variations. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Armstrong Response

As was noted in your letter, accounts and notes receivable, net as of September 30, 2007 increased 13% from December 31, 2006. Our explanation of this increase, as detailed in our 10-Q on page 41 in the Balance Sheet and Liquidity section, was that September 2007 sales were higher than December 2006 sales. Days sales outstanding (DSO) at September 2007 was 39 days compared to 40 days at December 2006. Since our DSO is equal to slightly more than a month, the sales comparison we referred to in our explanation in the 10-Q was the month of September 2007 sales versus the month of December 2006 sales, which resulted in an increase of 16%. This 16% increase in sales is in line with the 13% increase in accounts and notes receivable, net.

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filling; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Bill Rodruan at (717) 396-4620 or Nick Grasberger at (717) 396-5975.

Sincerely,

/s/ William C. Rodruan	/s/ F. Nicholas Grasberger III
William C. Rodruan	F. Nicholas Grasberger III
Vice President and Controller	Senior Vice President and Chief Financial Officer